Exhibit (a)(1)(x)

FOR IMMEDIATE RELEASE

DOVER ACQUISITION CORP. ANNOUNCES INCREASE IN TENDER OFFER PRICE FOR SHARES
OF DOVER INVESTMENTS CORPORATION AND EXTENSION OF TENDER OFFER
ALSO ANNOUNCES SETTLEMENT OF CERTAIN STOCKHOLDER LITIGATION

San Francisco, CA.—October 22, 2004—Dover Acquisition Corp. (the "Purchaser"), an affiliate of The Lawrence Weissberg Revocable Living Trust (the "Trust"), and Dover Investments Corporation ("Dover") (OTCBB: DOVRA and DOVRB) today jointly announced that the Purchaser has increased the purchase price to be paid in its tender offer to $31.30 per share and that it has extended the expiration date for its tender offer to 5 p.m., New York City time on December 15, 2004. The increase in the purchase price and the accompanying extension are the result of an agreement in principle to settle certain stockholder litigation relating to the Purchaser's tender offer.

On September 23, 2004, the Purchaser commenced a tender offer to purchase all outstanding shares of Dover Class A Common Stock and all outstanding shares Dover Class B Common Stock at a price of $30.50 per share in cash. The tender offer was originally scheduled to expire at 5 p.m., New York City time, on Friday, October 22, 2004.

Pursuant to the terms of the amended offer, the Purchaser will pay $31.30 per share to all tendering stockholders. The offer is now scheduled to expire at 5 p.m., New York City time, on Wednesday, December 15, 2004, unless extended. As of October 22, 2004, approximately 352,973 shares of Dover Class A Common Stock had been tendered to the Purchaser at the original price of $30.50 per share, consisting of 352,884 shares tendered and 89 shares in respect of which the Purchaser has received notices of guaranteed delivery. As of October 22, 2004, approximately 30,964 shares of Dover Class B Common Stock had been tendered to the Purchaser at the original price of $30.50 per share, consisting of 30,964 shares tendered and zero shares in respect of which the Purchaser has received notices of guaranteed delivery.

The agreement in principle relates to a lawsuit (Chiarenza v. Dover Investments Corporation) brought by a stockholder of Dover, individually and as a class action on behalf of all stockholders, against Dover, the Trust, the Purchaser and each member of Dover's Board of Directors in response to the Trust's January 2004 proposal to take Dover private and in response to the Purchaser's tender offer. On October 22, 2004, the parties to the lawsuit entered into a memorandum of understanding relating to the settlement of the pending litigation. The proposed settlement is subject to the conditions set forth in the memorandum of understanding and must be approved by the court. Completion of the tender offer and the proposed transaction are conditioned on court approval, and dismissal with prejudice, of this litigation. The defendants deny any wrongdoing whatsoever, but agreed to the memorandum of understanding to eliminate the burden and expense of further litigation. The proposed settlement does not affect a second lawsuit (Raider v. Weissberg) which remains pending.

On October 22, 2004, as a result of the settlement and extension, the Trust and the Purchaser filed with the Securities and Exchange Commission amendments to its tender offer documents as well as a copy of the memorandum of understanding. The amendments and the memorandum of understanding may be obtained on the Securities and Exchange Commission's web site at www.sec.gov.

Stockholders of record can tender their shares by completing and mailing the Letter(s) of Transmittal, along with any other required documents, to the depositary, Mellon Investor Services LLC. Where shares are held in street name, the stockholder must contact the appropriate broker in order to tender the shares. Stockholders can call Mellon at 1-800-392-5792 to request the tender documents or with questions about the tender process. Stockholders who have already tendered their shares need not take any additional action in order to receive the increased purchase price.

Stockholders should read the Tender Offer Statement on Schedule TO, as amended, which is on file with the Securities and Exchange Commission, as it contains important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents free of charge at the Securities and Exchange Commission's website at www.sec.gov.

This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the SEC.